UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company (Issuer))

ADVENT CR, INC. (Name of Filing Person – Offeror)

ADVENT CR HOLDINGS, INC. (Name of Filing Person – Parent of Offeror)

ADVENT INTERNATIONAL GPE VI LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-A LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-B LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-C LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-D LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-E LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-F LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-G LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI 2008 LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI 2009 LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI–A LIMITED PARTNERSHIP

GPE VI GP LIMITED PARTNERSHIP

GPE VI GP (DELAWARE) LIMITED PARTNERSHIP

ADVENT INTERNATIONAL LLC

ADVENT INTERNATIONAL CORPORATION

(Name of Filing Persons – Other)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

Advent CR, Inc.

75 State Street, 29th Floor

Boston, MA 02109

Attention: Steve Collins

Tel: 617-951-9400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, MA 02110

Attention: Marilyn French, Esq.

Tel: 617-772-8319

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$397,496,295.00	$22,180.29

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 22,714,074 shares of common stock, par value $0.01 per share (the “Common Stock”), of Charlotte Russe Holding, Inc. (“Charlotte Russe”), including the associated rights to purchase shares of Series A Junior Preferred Stock, par value $0.01 per share, of Charlotte Russe (collectively with the Common Stock, the “Shares”), issued and outstanding (determined on a fully diluted basis) after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares and (ii) the offer price of $17.50 per Share. The calculation of the filing fee is based on Charlotte Russe’s representation of its capitalization as of August 11, 2009.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $22,180.29	Filing Party: Advent CR, Inc.; Advent CR Holdings, Inc.
Form of Registration No.: Schedule TO	Date Filed: August 31, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 is filed by Advent CR, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”), Parent, Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-C Limited Partnership, a Delaware limited partnership, Advent International GPE VI-D Limited Partnership, a Delaware limited partnership, Advent International GPE VI-E Limited Partnership, a Delaware limited partnership, Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership, Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership, Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership, and Advent Partners GPE VI–A Limited Partnership, a Cayman Islands limited partnership, GPE VI GP Limited Partnership, a Cayman Islands limited partnership, GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership, Advent International LLC, a Delaware limited liability company, and Advent International Corporation, a Delaware corporation, under cover of Schedule TO, which amends and supplements the original Tender Offer Statement filed by Purchaser and Parent under cover of Schedule TO with the United States Securities and Exchange Commission on August 31, 2009, as amended on September 16, 2009 and September 28, 2009 (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”).

The information relating to the Offer set forth in the Offer to Purchase, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein or to the extent specifically provided in the schedules and exhibits hereto, each of which is hereby expressly incorporated by reference herein.

Item 1.  Summary Term Sheet.

The information incorporated by reference into Item 1 of the Schedule TO is amended by adding the following thereto:

“At 12:00 A.M. midnight, New York City time, at the end of the day on Monday, September 28, 2009, the initial offering period expired. Based on preliminary information from the Depositary, stockholders of Charlotte Russe had tendered and not validly withdrawn 18,001,964 shares of Charlotte Russe's Common Stock (including shares tendered pursuant to the guaranteed delivery procedures), which represents approximately 79.255% of the outstanding shares of Charlotte Russe's Common Stock on a fully diluted basis, and 85.477% of the currently outstanding shares, and therefore satisfies the Minimum Tender Condition. The Purchaser has accepted for payment all validly tendered shares (not validly withdrawn) of Charlotte Russe 's Common Stock and will make payment to the Depositary for the accepted shares promptly.

On September 29, 2009 Parent and Purchaser issued a press release announcing the completion of the initial offering period and the immediate commencement of a subsequent offering period, which will expire at 12:00 A.M. midnight, New York City time, on Tuesday, October 13, 2009. All shares of Charlotte Russe 's Common Stock properly tendered during the subsequent offering period will be accepted, and tendering stockholders will receive the same price of $17.50 per share in cash. No shares of Charlotte Russe 's Common Stock tendered during the initial offering period or the subsequent offering period may be withdrawn. The full text of the press release announcing the completion of the Offer and the commencement of the subsequent offering period is attached as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.”

Item 4.  Terms of the Transaction.

The information incorporated by reference into Item 4 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 4 of the Schedule TO.

Item 8.  Interest in the Securities of the Subject Company.

The information incorporated by reference into Item 8 of the Schedule TO is amended and restated by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 8 of the Schedule TO.

Item 11.  Additional Information

The information incorporated by reference into Item 11 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 11 of the Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated August 31, 2009.*^
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*^
(a)(1)(C)	Notice of Guaranteed Delivery.*^
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*^
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*^
(a)(5)(A)	Press Release issued by Parent and the Purchaser on August 24, 2009 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and the Purchaser on August 24, 2009).^
(a)(5)(B)	Form of Summary Advertisement as published on August 31, 2009 in The Wall Street Journal.^
(a)(5)(C)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to John Goodman.^
(a)(5)(D)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Emilia Fabricant.^
(a)(5)(E)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Frederick Silny.^
(a)(5)(F)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Edward Wong.^
(a)(5)(G)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Sandra Tillet.^

(a)(5)(H)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Zina Rabinovich.^
(a)(5)(I)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Kara Stangl.^
(a)(5)(J)	Complaint filed in the Superior Court of San Diego County, California, captioned Dalesandro v. Charlotte Russe Holding, Inc., No. 37-2009-00097524-CU-BT-CTL (Cal. Super. Ct. Sept. 2, 2009).^^
(a)(5)(K)	Complaint filed in the Superior Court of San Diego County, California, captioned Superior Partners v. Blitzer, No. 37-2009-00097747-CU-SL-CTL (Cal. Super. Ct. Sept. 4, 2009).^^
(a)(5)(L)	Press Release issued by Parent and the Purchaser on September 29, 2009.

(b)	Not applicable.
(d)(1)

Agreement and Plan of Merger, dated as of August 24, 2008, by and among Charlotte Russe, Parent and the Purchaser (incorporated by reference to Exhibit 2.1 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).^

(d)(2)

Guarantee of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership in favor of Charlotte Russe, dated August 24, 2009 (incorporated by reference to Exhibit 2.2 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).^

(d)(3)

Guarantee of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership in favor of Charlotte Russe, dated August 24, 2009 (incorporated by reference to Exhibit 2.3 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).^

(d)(4)	Confidentiality Agreement, dated March 16, 2009, by and between Cowen and Company, LLC (on behalf of Charlotte Russe) and Advent International Corporation.^
(g)	Not applicable.
(h)	Not applicable.

* Previously mailed to stockholders on August 31, 2009.

^ Previously filed on August 31, 2009.

^^ Previously filed on September 16, 2009.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Advent CR, Inc.

By:	/s/ Andrew W. Crawford
Name:	Andrew W. Crawford
Title:	Director and President

Advent CR Holdings, Inc.

By:	/s/ Andrew W. Crawford
Name:	Andrew W. Crawford
Title:	Director and President

Advent Partners GPE VI 2009 Limited Partnership

Advent Partners GPE VI 2008 Limited Partnership

Advent Partners GPE VI – A Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International GPE VI Limited Partnership

Advent International GPE VI-A Limited Partnership

Advent International GPE VI-B Limited Partnership

Advent International GPE VI-F Limited Partnership

Advent International GPE VI-G Limited Partnership

By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

GPE VI GP Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International GPE VI-C Limited Partnership

Advent International GPE VI-D Limited Partnership

Advent International GPE VI-E Limited Partnership

By:      GPE VI GP (Delaware) Limited Partnership, General Partner

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

GPE VI GP (Delaware) Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International LLC

By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International Corporation

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Date: September 29, 2009

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated August 31, 2009.*^
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*^
(a)(1)(C)	Notice of Guaranteed Delivery.*^
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*^
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*^
(a)(5)(A)	Press Release issued by Parent and the Purchaser on August 24, 2009 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and the Purchaser on August 24, 2009).^
(a)(5)(B)	Form of Summary Advertisement as published on August 31, 2009 in The Wall Street Journal.^
(a)(5)(C)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to John Goodman.^
(a)(5)(D)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Emilia Fabricant.^
(a)(5)(E)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Frederick Silny.^
(a)(5)(F)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Edward Wong.^
(a)(5)(G)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Sandra Tillet.^
(a)(5)(H)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Zina Rabinovich.^
(a)(5)(I)	Employment Arrangement Term Sheet, dated August 24, 2009, offered by Parent and Purchaser to Kara Stangl.^
(a)(5)(J)	Complaint filed in the Superior Court of San Diego County, California, captioned Dalesandro v. Charlotte Russe Holding, Inc., No. 37-2009-00097524-CU-BT-CTL (Cal. Super. Ct. Sept. 2, 2009).^^
(a)(5)(K)	Complaint filed in the Superior Court of San Diego County, California, captioned Superior Partners v. Blitzer, No. 37-2009-00097747-CU-SL-CTL (Cal. Super. Ct. Sept. 4, 2009).^^
(a)(5)(L)	Press Release issued by Parent and the Purchaser on September 29, 2009.

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of August 24, 2008, by and among Charlotte Russe, Parent and the Purchaser (incorporated by reference to Exhibit 2.1 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).^

(d)(2)

Guarantee of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership in favor of Charlotte Russe, dated August 24, 2009 (incorporated by reference to Exhibit 2.2 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).^

(d)(3)

Guarantee of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership in favor of Charlotte Russe, dated August 24, 2009 (incorporated by reference to Exhibit 2.3 to Charlotte Russe’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009).^

(d)(4)	Confidentiality Agreement, dated March 16, 2009, by and between Cowen and Company, LLC (on behalf of Charlotte Russe) and Advent International Corporation.^
(g)	Not applicable.
(h)	Not applicable.

* Previously mailed to stockholders on August 31, 2009.

^ Previously filed on August 31, 2009.

^^ Previously filed on September 16, 2009.